Pricing Term Sheet	Free Writing Prospectus
dated as of November 9, 2026	Filed pursuant to Rule 433

Supplementing the
Preliminary Prospectus Supplement dated November 9, 2026 to the
Prospectus dated April 10, 2026
Registration No. 333-294981

$600,000,000

Apollo Global Management, Inc.

7.550% Fixed-Rate Resettable Junior Subordinated Notes due 2056

Final Pricing Term Sheet

November 9, 2026

The information in this pricing term sheet relates to Apollo Global Management, Inc.’s offering of its 7.550% Fixed-Rate Resettable Junior Subordinated Notes due 2056 (the “Offering”) and should be read together with the preliminary prospectus supplement dated November 9, 2026 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the related base prospectus dated April 10, 2026, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-294981.  The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus.  Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Apollo Global Management, Inc.

Guarantors:	Apollo Asset Management, Inc., Apollo Principal Holdings A, L.P., Apollo Principal Holdings B, L.P., Apollo Principal Holdings C, L.P., AMH Holdings (Delaware), L.P. and Apollo Management Holdings, L.P. (“AMH”)

Securities:	7.550% Fixed-Rate Resettable Junior Subordinated Notes due 2056 (the “Notes”)

Ranking:	Junior subordinated unsecured notes

Principal Amount Offered:	$600,000,000

Trade Date:	November 9, 2026

Settlement Date(1):	November 13, 2026 (T+3)

Maturity Date:	December 15, 2056

Coupon:	7.550%

Price to Public:	100.000% of the principal amount plus accrued interest, if any, from November 13, 2026 to the date of delivery.

First Reset Date:	December 15, 2036

Interest:	The initial interest rate for the Notes from and including the issue date to, but excluding, December 15, 2036 (the “First Reset Date”) will be 7.550% per annum. On and after the First Reset Date, the interest rate on the Notes for each Reset Period will be equal to the Five-Year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.672%.

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2027, subject to the Issuer’s right to defer the payment of interest as described under “Optional Interest Deferral” below.

Record Dates:	June 1 and December 1 of each year.

Optional Interest Deferral:	The Issuer has the right, on one or more occasions, to defer the payment of interest on the Notes for up to five consecutive years (each such period, an “Optional Deferral Period”). During an Optional Deferral Period, interest will continue to accrue on the Notes, and deferred interest payments will accrue additional interest at the then applicable interest rate on the Notes, compounded semi-annually as of each interest payment date to the extent permitted by applicable law.

Payment Restrictions During Interest Deferral Period:	If the Issuer has exercised its right to defer interest payments on the Notes, neither the Issuer nor any Guarantor may generally make payments on or redeem or purchase any of its equity interests or any of its debt securities or guarantees that rank pari passu or junior to the Notes, subject to exceptions for (1) pro rata cash distributions in respect of income tax liabilities pursuant to the organizational documents of the Issuer and the Guarantors existing as of the closing of the offering of the Notes, (2) dividends or distributions of equity interests, (3) dividends in connection with a stockholder’s rights plan, (4) reclassification, exchange or conversion of equity interests, (5) purchases of fractional equity interests, (6) certain purchases of equity from employees and other insiders, (7) any exchange, redemption or conversion of any series or class of equity interests for or into another class or series of equity interests, (8) purchases, redemptions or acquisitions of securities under any agreement entered into prior to and not entered into in anticipation of the commencement of the Optional Deferral Period and (9) payment of interest on pari passu debt (a) on a pro rata basis with the Notes or (b) if a default would occur under such pari passu debt, on a non-pro rata basis.

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Optional Redemption:	During the three-month period prior to, and including, the First Reset Date, and during the three-month period prior to, and including, any subsequent Reset Date, the Issuer may, at its option, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Tax Redemption:	If a Tax Redemption Event occurs prior to the maturity date of the Notes, the Issuer may, at its option, redeem the Notes, in whole but not in part, within 120 days of the occurrence of a Tax Redemption Event, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Rating Agency Event Redemption:	If a Rating Agency Event occurs prior to the maturity date of the Notes, the Issuer may, at its option, redeem the Notes, in whole but not in part, within 120 days of the occurrence of a Rating Agency Event, at a redemption price equal to 102% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Day Count Convention:	30/360

Use of Proceeds:	The Issuer intends to use the net proceeds from the Offering for general corporate purposes, including to fund the previously announced investment in Mubadala Capital Asset Management.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Expected Ratings(2):	Moody’s: A3 / S&P: BBB+ / Fitch: BBB+

CUSIP / ISIN:	03769MAH9 / US03769MAH97

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

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Co-Managers:

Apollo Global Securities, LLC†

Academy Securities, Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

(1)       We expect delivery of the Notes will be made against payment therefor on or about November 13, 2026, which is the third business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

(2)       Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

†         Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the Notes.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: J.P. Morgan Securities LLC, telephone: 1-212-834-4533; BofA Securities, Inc., telephone: 1-800-294-1322; Morgan Stanley & Co. LLC, telephone: 1-866-718-1649; or Wells Fargo Securities, LLC, telephone: 1-800-645-3751.

Any disclaimers or notices that may appear on this Final Pricing Term Sheet below the text of this legend are not applicable to this Final Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Final Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.

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